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                                                                                        OMB APPROVAL
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                                  UNITED STATES                                OMB Number          3235-0058
                       SECURITIES AND EXCHANGE COMMISSION                      Expires:     January 31, 2002
                             WASHINGTON, D.C. 20549                            Estimated average burden
                                                                               hours per response.......2.50
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                                   FORM 12B-25
                                                                               -----------------------------
                                                                                SEC File Number: 000-16461
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                                                                                   CUSIP Number: 20343H106
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                           NOTIFICATION OF LATE FILING
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(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ]
             Form N-SAR

         For period ended: December 31, 2001

         [ ] Transition Report on Form 10-K

         [ ] Transition Report on Form 20-F

         [ ] Transition Report on Form 11-K

         [ ] Transition Report on Form 10-Q

         [ ] Transition Report on Form N-SAR

         For the transition period Ended:
                                         --------------------------------------

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Community Bancshares, Inc.
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Full Name of Registrant

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Former Name if Applicable

68149 Main Street, P.O. Box 1000
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Address of Principal Executive Office (Street and Number)

Blountsville, Alabama 35031
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City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
         [X]      (a)      The reasons described in reasonable detail in Part
                           III of this form could not be eliminated without
                           unreasonable effort or expense;
         [X]      (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, Form 20-F, 11-K or
                           Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day


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                           following the prescribed due date; and

         [X]      (c)      The accountant's statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Registrant's independent accountants have not completed their audit of the Registrant's financial statements. This delay could not be eliminated without unreasonable effort or expense. See Exhibit A attached hereto.


(ATTACH EXTRA SHEETS IF NEEDED)     POTENTIAL PERSONS WHO ARE TO RESPOND TO THE
SEC 1344 (2-99)                     COLLECTION OF INFORMATION CONTAINED IN THIS
                                    FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
                                    FORM DISPLAYS A CURRENTLY VALID OMB CONTROL
                                    NUMBER.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Kennon R. Patterson, Sr.             (205)                        429-1000
------------------------          -----------                ------------------
        (Name)                    (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed? If answer is no, identify report(s).            [X] Yes   [ ] No

--------------------------------------------------------------------------------
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                             [X] Yes   [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Exhibit B attached hereto.

                           Community Bancshares, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: April 1, 2002           By:/s/ Kennon R. Patterson, Sr.
      -------------              --------------------------------------------
                                 Kennon R. Patterson, Sr.
                                 Chairman, President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
            INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

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4.       Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).

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                                    EXHIBIT A

                       STATEMENT OF INDEPENDENT ACCOUNTANT

         We are unable to provide to Community Bancshares, Inc. an opinion regarding the financial statements to be included in its annual report on Form 10-K for the year ended December 31, 2001 on or before the date such report must be filed because we are still in the process of verifying certain information contained therein from third parties not under the control of the Registrant.



Date: April 1, 2002                 /s/ Dudley Hopton-Jones, Sims & Freeman PLLP

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                                    EXHIBIT B

         The financial statements to be included in the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002 are anticipated to reflect, based on management's current estimates subject to the receipt of certain verifying information from third parties not under the control of the Registrant, net income of $807,658 for year ended December 31, 2001, as compared to a net loss of approximately $2,214,931 for the year ended December 31, 2000, and net income of approximately $1,192,000 for the three months ended December 31, 2001, as compared to a net loss of approximately $1,214,000 for the three months ended December 31, 2000.